Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-162033
July 19, 2010

FWP
NOTICE

The Teucrium Commodity Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Teucrium Commodity Trust has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained at http://www.teucriumcornfund.com/pdfs/corn-prospectus/pdf or by calling toll-free (888) 219-8861.

On July 12, 2010, CNBC, a United States satellite and cable television business news channel, broadcast an interview with Sal Gilbertie, President of Teucrium Trading, LLC.  A transcript of this interview is set forth below.

        CNBC is wholly unaffiliated with Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund, and neither Teucrium Trading, LLC, the Teucrium Commodity Trust, nor the Teucrium Corn Fund has made any payment or given any consideration to CNBC in connection with the interview below or any other matter published or broadcast by CNBC concerning Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund.

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Transcript of CNBC interview with Sal Gilbertie.

July 12, 2010

CNBC:  “I’m going to introduce Sal Gilbertie, President of Teucrium Trading.  I do apologize---it’s a herb that grows in the hillsides of the Mediterranean, isn’t that right?”

Mr. Gilbertie:  “It is indeed.  That’s correct.”

CNBC:  “Sal, great to have you with us today.  Now, you’ve got a new ETF.  It’s a single commodity ETF that tracks the price of corn.  It started trading on June 9.  How’s it been doing so far?”

Mr. Gilbertie:  “It’s been doing quite well.  It tracks corn very, very well.  It’s bringing to investors the ability to add corn to their portfolios, which they previously hadn’t been able to do unless they have a futures account.  So now you can trade through stocks.”

CNBC:  “Why is it better to do it through the ETF rather than just buying corn futures?”

Mr. Gilbertie:  “Corn futures in all commodities markets require some specialized expertise and not many people have that.  Whereas many, many people have the ability to trade stocks.  They can do it easily.  They understand how to do them.  And yet they need and want exposure to corn in their portfolios.  So we bring that through this product.”

CNBC:  “Well, obviously it’s not about diversity.  It’s only tracking one single commodity.  So what is your outlook for the price of corn?”

Mr. Gilbertie:  “You can make a case for either side.  Our job is to bring the ability of people to have an outlook to trade it easily and quickly.  You can make a case for either side.  We’re going to have a record corn crop this year in terms of absolute numbers, however, the carry out, which is the amount of inventory that’s left over at the end of the growing season, is predicted to be quite low, one of the lowest in many, many years.  And corn is a renewable crop.  You have to grow it every single year.  So as opposed to energies or metals where you have a mine and you know the depletion rate, you know your supply with reasonable certainty, agricultural commodities do not have certainty in their supply at all. You have to grow new every year.”

CNBC:  “This is Teucrium’s first ETF.  So, if indeed corn goes well, would you look at opening other ETFs linked to other soft commodities?”

Mr. Gilbertie:  “Yes.  We will.”

CNBC:  “Like what?”

Mr. Gilbertie:  “We have already filed for the grains and a few of the energies, and we’re in filing, so we’re in a quiet time, and we really can’t talk much more about them.  But corn is here and we’re ready for trading.  And trading quite well.”

CNBC:  “Well, thanks very much for joining us today, Sal.”

Mr. Gilbertie:  “Thank you very much.”